

Mail Stop 6010

January 11, 2008

Mr. Thomas M. O'Brien
Chief Financial Officer
Kadant, Inc.
One Technology Park Drive
Westford, Massachusetts 01886

Re: Kadant, Inc.
Form 10-K for the year ended December 31, 2006
Filed March 13, 2007
File No. 1-11406

Dear Mr. O'Brien:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Martin F. James
Senior Assistant Chief Accountant